UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
INFORMS THE MARKET ABOUT COMPAÑÍA MEXICANA DE AVIACIÓN,
S.A. DE C.V.’S INSOLVENCY PETITION

Guadalajara, Jalisco, Mexico, August 3, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that Compañía Mexicana de Aviación, S.A. de C.V. (“CMA”) today informed the public via its corporate blog www.sigamosvolando.com, as well as through other means of communication, that it has filed an insolvency petition to align its cost structure with current industry conditions.

In a press release dated August 3, 2010, CMA indicated that on August 2, 2010, it filed an insolvency petition with a district judge in Mexico City seeking to restructure its costs and ensure the company’s viability.  Insolvency Proceedings are a recourse established under Mexican Law to preserve businesses and to avoid non-compliance of financial obligations that may put the viability of these companies as well as that of those companies with which it has business relations at risk.

In addition, CMA announced the following:

•	Insolvency proceedings will allow CMA to restructure its liabilities in an orderly fashion and align its cost structure, especially labor costs, to current industry conditions.
•	CMA will continue operating normally in accordance with Mexican Insolvency Law.
•	CMA passengers, flights and itineraries will not be affected by the insolvency proceeding.
•	For CMA, the security of its passengers is a priority, and to this end, CMA reiterates its continued commitment to guaranteeing the integrity of its operations.
•	Only CMA has filed an insolvency petition to restructure its liabilities.
•
Mexicana Click and Link are independent of Compañía Mexicana de Aviación and consequently, of this process.  Therefore, the bankruptcy proceedings will have no effect on the operations of Mexicana Click and Mexicana Link which comprise 95% of Grupo Mexicana de Aviación’s domestic flights.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosGAP	www.twitter.com/iadviseIR

Currently, Grupo Mexicana de Aviación operates through its three subsidiaries, Compañía Mexicana de Aviación (Mexicana), Aerovías Caribe S.A. de C.V. (Mexicana Click) and Mexicana Inter S.A. de C.V. (Mexicana Link), at 10 of GAP’s 12 airports:  Guanajuato, Guadalajara, La Paz, Los Mochis, Morelia, Mexicali, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo.  During the first six months of 2010, Grupo Mexicana de Aviación through its different subsidiaries transported a total of 1,869,700 passengers, which is equal to 18.26% of GAP’s network and represents 17.88% of GAP’s domestic passengers and 18.89% of GAP’s international passengers.

Collections of Passenger Charges

In order to ensure the best interests of GAP’s airports, the Company will be modifying its passenger charges’ collection process.

Passenger charges are fees charged by all airports for the use of the airport’s facilities. Airports use revenues from passenger charges to ensure the security of passengers as well as to maintain, modernize and expand the airport’s infrastructure. Generally, the airlines collect passenger charges for the airports by adding the fee to the price of passenger tickets.

The collection process will be modified to benefit the interests of the Company and those of Mexicana de Aviacion, Mexicana Click and Mexicana Link. Therefore, once the current agreements expire, passengers that purchase a ticket for any of these airlines must pay the passenger charges directly at the airport since this charge will no longer be included in the price of the ticket.  The rest of the airlines that operate in the GAP network will not be affected.

It is important to mention that the passenger charges paid at the airport will remain the same as those previously charged on passenger tickets by the airlines that comprise Grupo Mexicana de Aviación.

GAP will issue a press release to announce the details of the process for the payment of the passenger charges. In order to cause the least amount of disruption to passengers, GAP will ensure that the process is efficient and fast.  With this change, GAP seeks to reduce its accounts receivable from the airlines that form part of Grupo Mexicana de Aviación and to reduce the risk of nonpayment of revenues belonging to the Company, as well as guarantee the proper future development of the infrastructure of its airports.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 4, 2010